FMI PROVIDENT TRUST STRATEGY FUND (FMIRX)
Month-End Performance Summary

8/31/09
Month-to-Date		2.06%
3 Month		9.48%
Calendar Year-to-Date		13.61%
Fiscal Year-to-Date		-3.14%
1 Year		-9.20%
3 Year Annualized		0.17%
5 Year Annualized		5.62%
10 Year Annualized		1.90%
15 Year Annualized		8.33%
20 Year Annualized		8.27%
25 Year Annualized		EFF < 25 YRS
Since Inception Annualized	(12/30/1986)	9.38%

The returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Performance data quoted represents past performance; past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance since the above time period may be higher or lower than the performance quoted.

For more information about the FMI Family of Funds, including fees and expenses, call (800) 811-5311 for a free prospectus (also available from this website). Please read the prospectus carefully to consider the investment objectives, risks, charges and expenses before investing or sending money. The prospectus contains this and more information. Please read the prospectus carefully before investing.